November 21, 2019

Scott Durbin
Chief Executive Officer
Viveve Medical, Inc.
345 Inverness Drive South
Building B, Suite 250
Englewood, CO 80112

       Re: Viveve Medical, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 21, 2019
           File No. 333-233639

Dear Mr. Durbin:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Amended November 21, 2019

General

1. We note that your forum selection provisions in exhibits 3.6 and 4.14 identify "state and federal courts" as the forum for certain litigation. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provisions in the governing documents state this clearly, or tell us how you will inform
 Scott Durbin
Viveve Medical, Inc.
November 21, 2019
Page 2
      investors in future filings that the provisions do not apply to any actions arising under the
      Securities Act or Exchange Act.
2. We note the waiver to trial by jury in exhibit 3.6. Please include a description of this provision in your prospectus. Include disclosure of whether the provision extends to federal securities law claims. Also disclose the risks of the provision and other impacts on shareholders as well as any uncertainty about enforceability. If this provision does not apply to claims under the federal securities laws, ensure that the provision in the exhibit states this clearly.
        Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal Branch
Chief, at (202) 551-3617 with any questions.



                                                             Sincerely,
FirstName LastNameScott Durbin
                                                             Division of
Corporation Finance
Comapany NameViveve Medical, Inc.
                                                             Office of Life
Sciences
November 21, 2019 Page 2
cc:       Mitchell S. Bloom, Esq.
FirstName LastName